Filed by Citigroup Inc.
                                                          Pursuant to Rule 425
                                              Under the Securities Act of 1933
                                    Subject Company: Nikko Cordial Corporation
                                                   Commission File No.: 1-9924
                                                             November 20, 2007
                                                     Nikko Cordial Corporation


                                                             November 20, 2007

To Shareholders

                                                     Nikko Cordial Corporation

          Q&A REGARDING OPPOSITION RIGHTS OF DISSENTING SHAREHOLDERS
                             UNDER THE COMPANY ACT

     With respect to the share exchange between Nikko Cordial Corporation ("NCC") and Citigroup Japan Holdings Ltd., there have been some media reports on the opposition rights of dissenting shareholders under the Company Law. In response to these media reports, we are issuing this press release in Q&A form in order to clarify these rights for our shareholders and investors.

     When deciding whether or not to exercise your opposition rights, please consider various factors in addition to the items described in this Q&A, such as the technical and potentially time-consuming procedures required, the timing, expenses and tax issues involved. Therefore, if you are considering exercising your opposition rights, please consult your own attorneys, tax advisors and other experts, and decide at your own risk.

Q1. PLEASE TELL ME ABOUT THE OPPOSITION RIGHTS FOR SHAREHOLDERS WHO OPPOSE THE SHARE EXCHANGE.

A1. Under the Company Act, NCC shareholders who fall into (i) or (ii) below may demand, starting from 20 days before until one day before the effective date of the share exchange, that NCC purchase such shareholder's NCC shares at fair value.

         (i) Any shareholder who is entitled to vote at NCC's extraordinary general meeting of shareholders ("EGM") to approve the share exchange agreement, notifies NCC prior to the EGM of his or her intention to oppose the share exchange and votes against the approval of the share exchange agreement at the EGM.

         (ii) Any shareholder who is not entitled to vote at the EGM, such as a shareholder who owns shares representing less than one unit.

THIS MATERIAL IS AN ENGLISH TRANSLATION OF A JAPANESE Q&A POSTED ON NOVEMBER 20, 2007. ALTHOUGH THE COMPANY INTENDED TO FAITHFULLY TRANSLATE THE JAPANESE DOCUMENT INTO ENGLISH, THE ACCURACY AND CORRECTNESS OF THIS TRANSLATION ARE NOT GUARANTEED.

Q2.      HOW DO I EXERCISE THESE OPPOSITION RIGHTS?

A2. Shareholders who fall within (i) or (ii) of A1 above and who wish to exercise their opposition rights should make a demand in writing, and specify the number of shares subject to opposition rights from 20 days before until one day before the effective date of the share exchange. If you have deposited your shares in the Japan Securities Depository Center Inc. ("JASDEC"), please withdraw your shares from JASDEC and register your name on the shareholder register in order to clarify the number of shares that are subject to your exercise of opposition rights. Please be aware that it will take a considerable number of days to complete that procedure.

Q3. IF I EXERCISE MY OPPOSITION RIGHTS, WHAT WILL BE THE PURCHASE PRICE OF MY NCC SHARES?

A3. Under the Company Act, a shareholder may demand that NCC purchase the shareholder's NCC shares at fair value.

         If the shareholder and NCC cannot agree on the price of such shares within 30 days from the effective date of the share exchange, the shareholder and NCC may, within 30 days after the expiration of the 30 day period, file a petition to a court for a determination of the price of the shares.

         In that case, shareholders should note that there is no assurance that the price determined by the court will be equal to the price that the shareholder believes to be the fair value.

Q4.      IF I EXERCISE MY  OPPOSITION  RIGHT,  WHEN WILL THE PURCHASE  PRICE BE
         PAID?

A4. Under the Company Act, if a shareholder and NCC have agreed upon the price of the NCC, the payment for those shares will be made in exchange for a share certificate within 60 days from the effective date of the share exchange.

         If the shareholder and NCC do not agree on the price of the shares, the payment will be made after the price is determined by the court.

Q5. IF I EXERCISE MY OPPOSITION RIGHT, WHEN WILL THE PURCHASE OF MY SHARES BECOME EFFECTIVE?

A5. Under the Company Act, the purchase of your shares will become effective as of the effective date of the share exchange. However, as described in A4 above, payment for those shares will not be made until after the price has been agreed upon by you and NCC, or by a determination of a court.

THIS MATERIAL IS AN ENGLISH TRANSLATION OF A JAPANESE Q&A POSTED ON NOVEMBER 20, 2007. ALTHOUGH THE COMPANY INTENDED TO FAITHFULLY TRANSLATE THE JAPANESE DOCUMENT INTO ENGLISH, THE ACCURACY AND CORRECTNESS OF THIS TRANSLATION ARE NOT GUARANTEED.

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



Q6.      PLEASE TELL ME ABOUT THE TAX  TREATMENT  WHEN I EXERCISE MY OPPOSITION
         RIGHT.

A6. The tax treatment for the shares of shareholders who exercise their opposition rights may differ from the tax treatment of listed shares that are sold on the market. Please consult your tax advisor for further details.

Q7.      ONCE I EXERCISE MY OPPOSITION RIGHT, CAN I REVOKE IT?

A7.      Except  in  certain   cases   provided  for  under  the  Company  Act,
         shareholders who exercise opposition rights cannot arbitrarily revoke their exercise of those rights.

Q8. DOES NCC HAVE A DESIGNATED NOTIFICATION FORM OR SHEET THAT I MUST USE TO INDICATE MY INTENTION TO EXERCISE MY OPPOSITION RIGHT PRIOR TO THE EGM?

A8.      There is no such form or sheet designated by NCC.

Q9. IF I EXERCISE MY OPPOSITION RIGHTS BUT CANNOT AGREE ON A PRICE FOR MY SHARES WITH NCC, WITH WHICH COURT MAY I FILE A PETITION FOR A DETERMINATION OF THE PRICE OF MY NCC SHARES?

A9. Your petition should be filed with the Tokyo District Court, which is the court of competent jurisdiction for NCC.

* With regard to shareholders' opposition rights, we previously made a press release entitled "A Response to Some Media Reports Regarding Opposition Rights of Dissenting Shareholders." Please refer to that press release, which has been posted on our website (http://www.nikko.jp/GRP/index_e.html).

                                     # # #

This material is for informational purposes only and does not constitute an offer of any securities or solicitation for exercising voting rights regarding the share exchange transaction with Citigroup Japan Holdings Ltd. and its 100% parent company, Citigroup Inc., announced on October 2, 2007. In connection with that share exchange, Citigroup Inc. has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4. Shareholders of Nikko Cordial Corporation are urged to read the prospectus that is included in the registration statement because it contains important information. Shareholders are able to obtain a free copy of the prospectus, as well as other information, without charge, at the Securities and Exchange Commission website (http://www.sec.gov). Copies of the prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the prospectus can also be obtained, without charge, from Citigroup Document Services at 877-936-2737 inside the United States (outside the United States at 1-718-765-6514), by e-mailing a request to docserve@citigroup.com, or by writing to: Citigroup Document Services 140 58th Street, Suite 8G Brooklyn, NY 11220, USA.

THIS MATERIAL IS AN ENGLISH TRANSLATION OF A JAPANESE Q&A POSTED ON NOVEMBER 20, 2007. ALTHOUGH THE COMPANY INTENDED TO FAITHFULLY TRANSLATE THE JAPANESE DOCUMENT INTO ENGLISH, THE ACCURACY AND CORRECTNESS OF THIS TRANSLATION ARE NOT GUARANTEED.

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


Forward-looking Statements

Certain statements in this document are "forward-looking statements." These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in the company's public filings.

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